FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2005

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ AKIHIKO TOYOTANI
Akihiko Toyotani
General Manager of
Finance Division

Date: October 27, 2005

Information furnished on this form:

EXHIBITS

Exhibit Number
1.	Consolidated Financial Results for the six Months Ended September 30, 2005
2.	Notice regarding Interim Dividend relating to the Fiscal Period Ending March 31, 2006

October 27, 2005
KYOCERA CORPORATION

Consolidated Financial Highlights

Results for the Six Months Ended September 30, 2005

	(Yen in millions, except per share amounts and exchange rates)
	Six Months Ended September 30,		Increase (Decrease) (%)
	2005	2004
Net sales	545,258	600,562	(9.2)
Profit from operations	35,349	62,092	(43.1)
Income before income taxes	46,135	67,253	(31.4)
Net income	24,214	42,549	(43.1)
Average exchange rates :
US$	109	110	—
Euro	136	133	—
Earnings per share :
Net income
Basic	129.16	226.94	—
Diluted	129.15	226.85	—
Capital expenditures	52,021	28,631	81.7
Depreciation	28,082	27,296	2.9
R&D expenses	29,328	27,432	6.9
Total assets	1,862,928	1,785,505	—
Stockholders’ equity	1,241,695	1,177,648	—
Sales of products manufactured outside Japan to net sales (%)	29.5	33.4	—

Consolidated Results of Kyocera Corporation and its Subsidiaries

for the Six Months Ended September 30, 2005

The consolidated financial statements are in conformity with accounting principles generally accepted in the United States of America.

Date of the board of directors’ meeting for the interim consolidated results : October 27, 2005

1. Results for the six months ended September 30, 2005

(1) Consolidated results of operations :

	Japanese yen
	Six months ended September 30,		Year ended March 31,
	2005	2004	2005
Net sales	¥545,258 million	¥600,562 million	¥1,180,655 million
% change from the previous period	(9.2)%	15.9%

Profit from operations	35,349 million	62,092 million	100,968 million
% change from the previous period	(43.1)%	175.3%

Income before income taxes	46,135 million	67,253 million	107,530 million
% change from the previous period	(31.4)%	167.7%

Net income	24,214 million	42,549 million	45,908 million
% change from the previous period	(43.1)%	170.1%

Earnings per share :
Basic	¥129.16	¥226.94	¥244.86
Diluted	129.15	226.85	244.81

Notes :

1. Equity in (losses) earnings of affiliates and unconsolidated subsidiaries :

Six months ended September 30, 2005	¥ (236) million
Six months ended September 30, 2004	¥ 582 million
Year ended March 31, 2005	¥ (1,678) million

2. Average number of shares outstanding during the period :

Six months ended September 30, 2005	187,478,104 shares
Six months ended September 30, 2004	187,492,144 shares
Year ended March 31, 2005	187,488,658 shares

3. Change in accounting policies :	None

(2) Consolidated financial condition :

	Japanese yen
	September 30,		March 31,
	2005	2004	2005
Total assets	¥1,862,928 million	¥1,785,505 million	¥1,745,519 million
Stockholders’ equity	1,241,695 million	1,177,648 million	1,174,851 million
Stockholders’ equity to total assets	66.6%	66.0%	67.3%
Stockholders’ equity per share	¥6,623.25	¥6,281.06	¥6,266.50

Notes : Total number of shares outstanding as of :

September 30, 2005	187,475,323 shares
September 30, 2004	187,491,883 shares
March 31, 2005	187,481,084 shares

(3)	Consolidated cash flows :

Japanese yen
	Six months ended September 30,		Year ended March 31,
	2005	2004	2005
Cash flows from operating activities	¥71,772 million	¥88,891 million	¥145,523 million

Cash flows from investing activities	(123,091) million	(144,177) million	(132,494) million

Cash flows from financing activities	(9,657) million	(53,582) million	(67,344) million

Cash and cash equivalents at end of period	253,885 million	256,965 million	310,592 million

(4) Scope of consolidation and application of the equity method :

Number of consolidated subsidiaries : 167

Number of subsidiaries accounted for by the equity method : 2

Number of affiliates accounted for by the equity method : 12

(5) Changes in scope of consolidation and application of the equity method :

	Consolidation	Equity method
Increase	2	0
Decrease	0	2

2. Consolidated financial forecast for the year ending March 31, 2006 :

Year ending March 31, 2006
Net sales	¥1,200,000 million
Income before income taxes	¥125,000 million
Net income	¥73,000 million

Note:

Forecast of earnings per share :	389.34

Net income per share amounts is computed based on Statement of Financial Accounting Standards (SFAS) No.128.

Forecast of earnings per share is computed based on the diluted average number of shares outstanding during the six months that ended September 30, 2005.

With regard to forecasts set forth above, please refer to the accompanying “Forward Looking Statements” on page 21.

KYOCERA GROUP

Kyocera group consists of Kyocera Corporation, 169 subsidiaries and 12 affiliates.

(Chart of the group companies)

Note: Others include affiliates that are accounted for by the equity method.

Management Policies

1. Management Goal and Strategies

Kyocera Corporation and its consolidated subsidiaries (Kyocera) strive to be a “creative company that continues to grow in 21st century.” To achieve this goal, Kyocera promotes “high-value-added diversification” in accordance with the following criteria and management system.

1) Criteria

“Value added business” is defined as a business generating pre-tax profit ratio of 15% or more. Whether or not to remain in a field is based on a judgment of the existence of an evident need in the relevant markets and the possibility of serving that market need from the current or future attainable technologies.

2) Management System

Kyocera’s unique management system allows it to make accurate and swift assessments of individual business conditions to facilitate timely decision-making and maximize synergies among businesses.

By promoting the development of business diversification, Kyocera aims to drive stable and continuous corporate growth in a rapidly changing business environment.

The most important management resource for successful business diversification is technological prowess. Based on this conviction, Kyocera strives to expand and diversify applications through advancement and specialization of its technical expertise, thereby promptly responding to the variety of market needs brought about by rapid changes in society. Kyocera also views sales competency and brand awareness as vital management resources for business expansion, and constantly works to strengthen these elements.

Further, Kyocera will maintain a sound financial position to enable to pursue new business development and market creation.

2. Specific Policies

1) Efficient Resource Management

Kyocera will concentrate management resources into “value added” fields and its candidates. With the objective of outstripping the competition and becoming leader in each business area, Kyocera will create new markets and technologies through the integration of Group resources, including technical and sales competencies, while utilizing external management resources when it is necessary.

Authorization of decision-making on planning, execution and control of the business is delegated to each Corporate Business Division and Business Division to act as an independent company, in order to speed up management decision-making processes.

A prime emphasis is placed on cash flows, in particular, boosting returns on capital investment, improving inventory control and shortening lead-times.

2) Emphasizing Consolidated Group Results

Kyocera will increase its profitability of each operating segment on a consolidated basis by strengthening ties between Kyocera Group companies and each Corporate Business Group of Kyocera Corporation, and by maximizing synergies. Kyocera will also employ a global strategy in each business and optimize R&D, production and sales structures.

3) Focusing on Stockholder Value

In order to increase stockholder value (market capitalization), Kyocera seeks to generate a higher return on investment to maximize future profits and cash flows. A stock option plan will be extended to senior managers within Kyocera to further increase value by ensuring their interests in agreement with stockholders and investors.

3. Basic Profit Distribution Policy

Historically, Kyocera has set dividend amounts with the goal of maintaining stable payment of dividends. In the interest of shareholders, however, Kyocera has decided, commencing with the year end dividend relating to the fiscal year ended March 31, 2005 (fiscal 2005), to change this policy to establish a greater linkage between dividend amounts and the Group’s performance. In particular, Kyocera will determine dividend amounts based on an overall assessment that will take into consideration capital expenditures necessary for the further development of Kyocera from a medium to long-term perspective, while also aiming for a payout ratio of approximately 20 to 25% on a consolidated basis.

Kyocera’s goal of constantly enhancing profitability will ensure greater returns for stockholders to meet their expectations. In order to be a “creative company that continues to grow in the 21st century”, Kyocera will aggressively strive to cultivate new businesses and markets and to develop new technologies, acquiring external management resources when necessary. Kyocera will maintain a healthy and stable financial position and therefore, internal reserves shall be utilized for this purpose.

4. Challenges

Kyocera aims to be a “creative company that continues to grow in the 21st century” by promoting “high-value-added diversification” as its core management strategy. To achieve this goal, Kyocera seeks to make its component and equipment businesses highly profitable, and has set the target of a pre-tax profit ratio of over 15% in the medium to long term.

In the components business, Kyocera will conduct strategic investments aimed at boosting profitability through a strengthened business basis. Specifically, investments will be aggressively channeled into businesses focused on large ceramic parts for LCD fabrication equipment, ceramic packages, organic packages, solar energy products, cutting tools and organic EL displays.

In the equipment business, Kyocera seeks to swiftly raise profitability in the two business areas of telecommunications equipment and optical equipment. In the telecommunications equipment business, Kyocera completed structural reforms that saw it outsource the manufacture of mobile phone handsets of a U.S. subsidiary in the first half in order to considerably transform cost structure and reduce manufacturing costs. In the optical equipment business, Kyocera proceeded its structural reforms and began concentrating on the optical components business, and in particular, on camera modules for mobile phones. From the second half onward, we will strive to expand sales and profits by maximizing the positive effects of structural reforms implemented in recent times.

5. Corporate Governance Guidelines and Policy Implementation

1) Basic Guidelines concerning Corporate Governance

Kyocera’s corporate governance is designed to ensure extremely sound, transparent and effective management and thereby best protect the interests of stockholders. No discussion of corporate governance at Kyocera would be complete without first looking at the “Kyocera Philosophy,” which provides both the moral and intellectual backbone for Kyocera’s management style.

The “Kyocera Philosophy” was created by Kyocera’s founder, as he codified his views on the subject of business management. He was convinced that one of the most important points for the management of the company was that the “Kyocera Philosophy” should apply to the actions of all who work for the enterprise—directors, managers and employees alike. The “Kyocera Philosophy” embodies many principles, covering subjects ranging from the fundamentals of business management to the specifics of day-to-day operations. Its principles demand impartial, fair and totally transparent management, while emphasizing the importance of maximizing profits by eliminating waste, minimizing expenses and maximizing revenues. The “Kyocera Philosophy” demands particularly high standards of ethical behavior from all leaders within the company. Managers are never allowed to put their personal interests ahead of the company’s interests. From the beginning, Kyocera has been guided by principles that have naturally worked toward achieving the corporate governance goals mentioned above.

Kyocera’s management believes that the standards and criteria applied by all members of the enterprise hold the key to achieving the aims of corporate governance. At its core, the “Kyocera Philosophy” exhorts workers to use the criterion of what they judge “the right thing to do as human being” as the basis for guiding all actions and decisions. Because of their universal nature, the principles of the “Kyocera Philosophy” are as applicable to Kyocera’s worldwide operations as they are to any other business.

During fiscal 2005, Kyocera managers and employees in Japan attended an aggregated total of 49,998 training and education sessions designed to promote deeper understanding of the “Kyocera Philosophy.” The “Kyocera Philosophy” also formed an important part of our orientation efforts for new recruits and on-the-job training programs. A total of 1,011 managers at Kyocera subsidiaries outside Japan received training along these lines in fiscal 2005.

Kyocera emphasizes a so-called “amoeba” management system in which operations are managed at the level of small groups. This system is believed to reflect the “Kyocera Philosophy” best, and is regarded as the source of Kyocera’s strength in creating highly motivated management by getting all employees involved in the daily operation of the company. Explicit delegation of responsibilities to small groups has the added advantage of promoting transparency in all details of management, while creating a system that promotes efficiency. In Kyocera’s experience, these processes maintain sound business management practices, which in turn translate into greater benefits for all stakeholders.

To make these principles work in practice, a system of checks and balances is also crucial. Kyocera has adopted the corporate governance model outlined in the Commercial Code of Japan that is based on the use of corporate auditors. In this system, the board of corporate auditors oversees the management decisions of the board of directors and policy execution by executive officers. In addition, to ensure a systematic and sustained approach to compliance management throughout Kyocera, Kyocera established a Risk Management Department.

By respecting the “Kyocera Philosophy” as a corporate culture and completing internal management control system apart from management aspect, Kyocera aims to achieve solid corporate governance as our stockholders expect.

2) Corporate Governance Policy Implementation

a) Corporate Governance System

The Kyocera Management Research Institute was established so that the principles and values contained in the “Kyocera Philosophy” could be shared and further understood among Kyocera worldwide. The “Philosophy education programs” for managers and executives take place in the training center in the Institute constantly and on a large scale.

Kyocera introduced an executive officer system in June 2003 to increase management efficiency. At the same time, the number of members on the Board of Directors was reduced from 26 to 13 thereby promoting more effective discussions on important issues related to management and speeding up decision-making. Kyocera also employs a corporate auditor system. Of the five corporate auditors, three are appointed externally.

Kyocera makes routine audits to ensure that business operations throughout the Group comply with all pertinent regulations and internal rules. An Internal Audit Division has been set up to report the findings of the audit to all directors and corporate auditors. Furthermore, as a company listed on the New York Stock Exchange (NYSE), Kyocera is promoting the establishment of an internal control system in accordance with Section 404 of the U.S. corporate reform law (“Sarbanes-Oxley Act), which will be applied from fiscal 2007. In May 2005, Kyocera set up Global Audit Division which deals with the requirements of the Sarbanes-Oxley Act of 2002 in addition to Internal Audit Division. Kyocera will develop its internal control system which underpins the foundations of corporate governance and strengthen the internal management compliances of Kyocera.

Kyocera has also created a risk management system based on the following key objectives: to predict potential risks in corporate activities as a preventative measure; to ensure risk contingencies that minimize physical loss (human, material and financial) and a decline in brand image if the need arises; and, to help realize philosophy and policy by making management more stable and maintaining and enhancing societal trust. Kyocera’s risk management system connects a vertical structure of risk managers in each business division, led by the Risk Management Department at Headquarters, and a horizontal structure of risk management departments in each business location. It also enhances compliance management by promoting the appropriate observance of laws and regulations, high moral standards in the workplace and the implementation of audits, including legal audits. As part of the system, an Emergency Management Department has been established as a complement to the crisis management manual to ensure appropriate actions are taken to limit damage in times of crises.

Kyocera conducts corporate auditors’ meetings in order to determine auditing standard, auditing policies, auditing plan and to delineate the work responsibilities of corporate auditors. In addition, auditors attend monthly Board of Directors’ meetings as well as other important meetings, giving them the opportunity to listen firsthand to the Business Execution Department and gain an understanding of the progress of business execution. Through this, they can effectively review the extent to which a director’s duties are being fulfilled. Furthermore, each auditor periodically receives reports from the Internal Audit Division.

Kyocera has contracted Chuo Aoyama Audit Corporation to act as the auditor responsible for its audits, until now, under Japanese Commercial Code and Stock Exchange Act. The audit system in fiscal 2006 is as follows.

Names of the certified public accountants to audit and terms of auditing until fiscal 2006

Engagement partners:	Yukihiro Matsunaga	11years
	Minamoto Nakamura	4years
	Keiichiro Kagi	1 year

Members to assist auditing

Certified public accountants:	7
Junior accountants:	9
Others:	6

b) Outline of Vested Interest with External Auditors

Of Kyocera’s three external auditors, one is Kyocera’s corporate lawyer.

Business Results and Financial Condition

1. Business Results for the Six Months Ended September 30, 2005

(1) Economic Situation and Business Environment

The Japanese economy showed steady signs of recovery during the six months ended September 30, 2005 (the first half), especially in terms of private sector demand, spurred primarily by increasing private capital investment and moderate revitalization in personal spending due to an increase in employees’ income. Overseas, the economy lacked strength in Europe, while the U.S. economy continued to expand through personal consumption and healthy growth was manifest in the Asian economy.

In the electronics industry, which is a key market for Kyocera, despite a moderate rebound in production activities, which had slowed since last summer, the decreasing market price for digital consumer equipment caused component prices to fall in the components business. As a result, the business situation continues to be tough.

(2) Operating Highlights

1)	In March 2005, Kyocera Corporation received a notice of tax assessment based on transfer pricing adjustments from the Osaka Regional Tax Bureau, and filed a complaint against the tax assessment with the authority in May 2005.

2)	In May 2005, Kyocera decided to outsource the manufacture of mobile phone handsets of Kyocera Wireless Corp. (KWC), a U.S. subsidiary, and to sell KWC’s manufacturing equipment and inventories to Flextronics International Ltd. (Flextronics), a leading provider of electronics manufacturing services. The production transfer was completed in September 2005. Through this outsourcing, KWC intends to reduce its manufacturing costs significantly and also to quickly enhance its business operation through specializing in research, development, sales and marketing of mobile phone handsets.

3)	Since June 2005, Kyocera implemented a new executive officer system to enhance Kyocera Group’s management organization under a global consolidation system, and accordingly, appointed a Chief Executive Officer (CEO), a Chief Financial Officer (CFO) and a Chief Operating Officer (COO). The CEO will take responsibility for mid and long-term Group management policy and strategy formulation and execution, while the CFO will be responsible for constructing and executing a financial strategy for the Group that ensures the effective implementation of these management strategies. The COO will be in charge of daily management issues and business execution to achieve yearly management plans. At the same time, Kyocera also introduced a new corporate business group system, headed by newly appointed executive officers. These business group leaders will be responsible for each product line on a global and consolidated basis.

4)	In June 2005, Kyocera entered into a purchase agreement with IBM Japan, Ltd. to purchase the land, building and other assets of the Yasu Office (Yasu City, Shiga Prefecture) owned by IBM Japan, Ltd. The transfer took place in August. Going forward, Kyocera intends to make the most effective use of the acquired assets to provide meaningful enhancement to the future business of Kyocera Group.

5)	Kyocera determined to accept a tender bid for shares of Taito Corporation (Taito), an equity-method affiliate engaged in the amusement business, by Square Enix Co., Ltd. and sold its entire holding of shares of Taito (133,260 shares, approximately 36.02% of outstanding shares) in September, 2005. The profit on sale of shares of Taito was ¥6,931 million.

(3) Consolidated Financial Results

(Yen in millions, except per share amounts and exchange rates)

	Six months ended September 30,		Increase (Decrease) (%)
	2005	2004
Net sales	545,258	600,562	(9.2)
Profit from operations	35,349	62,092	(43.1)
Income before income taxes	46,135	67,253	(31.4)
Net income	24,214	42,549	(43.1)
Diluted earnings per share	129.15	226.85	—
Average US$ exchange rate	109	110	—
Average Euro exchange rate	136	133	—

Consolidated net sales and profits in the first half decreased compared with the six months ended September 30, 2004 (the previous first half).

Although Applied Ceramic Products Group, which includes solar energy products and cutting tools, posted an increase in sales and profits compared with the previous first half due to burgeoning demand, component prices dropped significantly while component demand for electronic equipment did not recovered rapidly. Consequently, overall sales and profits in the components business fell short of levels recorded in the previous first half. Sales and profits in the equipment business declined compared with the previous first half mainly because KWC was in the process of executing structural reforms, in Telecommunications Equipment Group.

(4)	Consolidated Sales and Operating Profits by Reporting Segment

Consolidated sales and operating profit result by reporting segment is as follows,

(Yen in millions)

	Six months ended September 30,		Increase (Decrease) (%)
	2005	2004
Net sales	545,258	600,562	(9.2)
Total components business	277,937	291,849	(4.8)
Fine Ceramic Parts Group	33,258	38,920	(14.5)
Semiconductor Parts Group	63,544	68,148	(6.8)
Applied Ceramic Products Group	55,752	44,991	23.9
Electronic Device Group	125,383	139,790	(10.3)
Total equipment business	217,773	265,873	(18.1)
Telecommunications Equipment Group	91,084	132,357	(31.2)
Information Equipment Group	118,433	116,800	1.4
Optical Equipment Group	8,256	16,716	(50.6)
Others	59,034	56,193	5.1
Adjustments and eliminations	(9,486)	(13,353)	—

Operating profit	37,108	59,948	(38.1)
Total components business	32,564	46,640	(30.2)
Fine Ceramic Parts Group	4,805	6,224	(22.8)
Semiconductor Parts Group	7,251	10,612	(31.7)
Applied Ceramic Products Group	9,337	7,563	23.5
Electronic Device Group	11,171	22,241	(49.8)
Total equipment business	(160)	7,148	—
Telecommunications Equipment Group	(9,355)	(4,899)	—
Information Equipment Group	13,244	19,404	(31.7)
Optical Equipment Group	(4,049)	(7,357)	—
Others	4,704	6,160	(23.6)

Corporate	9,170	6,683	37.2
Equity in earnings of affiliates and unconsolidated subsidiaries	(236)	582	—
Adjustments and eliminations	93	40	132.5
Income before income taxes	46,135	67,253	(31.4)

Notes:

Kyocera had previously classified its operations into four reporting segments: “Fine Ceramics Group,” “Electronic Device Group,” “Equipment Group” and “Others.” Kyocera changed its segmentation to make clarify the nature of each operations and to make its management structure more efficiently. Kyocera currently has the following eight reporting segments: “Fine Ceramic Parts Group,” “Semiconductor Parts Group,” “Applied Ceramic Products Group,” “Electronic Device Group,” “Telecommunications Equipment Group,” “Information Equipment Group,” “Optical Equipment Group” and “Others.” Consolidated results for the six months ended September 30, 2004 have been reclassified accordingly.

1) Fine Ceramic Parts Group

There was a drop in demand in the key product area of ceramic parts for semiconductor fabrication equipment due to delayed recovery of demand. In addition, sapphire products for LCD projectors were negatively impacted by a decline in unit prices caused by intensifying market competition. As a result, sales and operating profit in this segment decreased compared with the previous first half.

2) Semiconductor Parts Group

Slower recovery of demand for components for digital consumer equipment led to lower revenue from the ceramic package business, and consequently, sales and operating profit in this segment decreased compared with the previous first half. Nonetheless, in the organic package business, demand of packages and substrates for servers and digital consumer equipment grew steadily.

3) Applied Ceramic Products Group

Sales and profits in this segment increased compared with the previous first half. Sales of solar energy products increased significantly due to rising demand, particularly in Europe. Meanwhile, sales of cutting tools also grew due to healthy production activity in the automobile industry. In the medical materials business, Japan Medical Materials Corporation, established in fiscal 2005, has fully contributed to sales in this segment since the start of fiscal 2006.

4) Electronic Device Group

Despite steady growth in sales of thermal printheads, sales of other core products such as crystal-related components, ceramic capacitors and connectors were severely impacted by falling component prices. As a result, sales and profits in this segment decreased compared with the previous first half, when performance was strong.

5) Telecommunications Equipment Group

Sales and profits in this segment decreased compared with the previous first half. Although sales of mobile phones in the domestic market increased due to the launch of new models, revenues were down overseas as KWC was in the process of executing structural reforms. In the PHS-related business, sales of PHS handsets and base stations for the Chinese market decreased. The introduction of flat rate voice charges in Japan, however, has driven steady growth in subscriber numbers, and as a result, sales of PHS handsets and base stations in the domestic market increased.

6) Information Equipment Group

Sales in this segment increased compared with the previous first half as Kyocera enjoyed steady growth in sales of page printers and digital multifunctional products in Europe and the United States. Operating profit declined, however, due to the impact of a decline in unit prices and increasing development costs for new products, notably color models scheduled for release from the second half of the year ending March 31, 2006 (the second half).

7) Optical Equipment Group

Sales in this segment decreased compared with the previous first half owing to the downsizing of the camera equipment business. With regard to operating profit, loss from the camera equipment business was kept to a minimum owing to the positive effects of structural reforms.

8) Others

Kyocera Communication Systems Co., Ltd. (KCCS) posted solid growth from its telecommunications engineering business. And sales of one of KCCS’s subsidiaries which was newly consolidated into Kyocera Group during the fiscal 2005, were included from the start of fiscal 2006. Consequently, sales in this segment increased. Operating profit in this segment decreased compared with the previous first half due mainly to the impact of a decline in sales and profits at Kyocera Chemical Corporation.

(5) Consolidated Orders and Production by Reporting Segment

(Yen in millions)
	Six months ended September 30,		Increase (Decrease) (%)
	2005	2004
Orders	579,826	614,813	(5.7)
Total components business	291,546	298,416	(2.3)
Fine Ceramic Parts Group	33,566	40,696	(17.5)
Semiconductor Parts Group	68,971	67,274	2.5
Applied Ceramic Products Group	58,241	46,956	24.0
Electronic Device Group	130,768	143,490	(8.9)
Total equipment business	236,704	271,453	(12.8)
Telecommunications Equipment Group	110,467	137,457	(19.6)
Information Equipment Group	118,275	116,560	1.5
Optical Equipment Group	7,962	17,436	(54.3)
Others	61,930	58,267	6.3
Adjustments and eliminations	(10,354)	(13,323)	—

Production	536,466	617,958	(13.2)
Total components business	276,545	302,222	(8.5)
Fine Ceramic Parts Group	32,963	39,694	(17.0)
Semiconductor Parts Group	64,055	69,860	(8.3)
Applied Ceramic Products Group	55,164	46,165	19.5
Electronic Device Group	124,363	146,503	(15.1)
Total equipment business	218,143	277,007	(21.3)
Telecommunications Equipment Group	93,910	137,319	(31.6)
Information Equipment Group	116,617	124,522	(6.3)
Optical Equipment Group	7,616	15,166	(49.8)
Others	41,778	38,729	7.9

(6) Consolidated Sales by Geographic Area

			(Yen in millions)
	Six months ended September 30,		Increase (Decrease) (%)
	2005	2004
Sales	545,258	600,562	(9.2)
Japan	220,191	227,772	(3.3)
USA	112,642	130,505	(13.7)
Asia	91,643	116,357	(21.2)
Europe	87,848	83,906	4.7
Others	32,934	42,022	(21.6)

1) Japan

Sales in Japan decreased compared with the previous first half, because sales in components business for digital consumer equipment stayed low. In addition, sales of Optical Equipment Group decreased due to the reduction of camera equipment business. On the other hand, sales of telecommunications engineering business and solar energy business increased.

2) USA

Although sales of Information Equipment Group increased, sales of mobile handsets declined. Consequently, the sales decreased compared to the previous first half.

3) Asia

Sales in components business and Telecommunications Equipment Group decreased.

4) Europe

Sales increased compared with the previous first half because demand for solar energy products was strong.

5) Others

Sales decreased compared with the previous first half due mainly to decreased sales of mobile handsets in Latin America.

2. Cash Flow

Cash and cash equivalent at September 30, 2005 decreased by ¥56,707 million to ¥253,885 million compared with at March 31, 2005.

	(Yen in millions)
	Six Months Ended September 30,
	2005	2004
Cash flow from operating activities	71,772	88,891
Cash flow from investing activities	(123,091)	(144,177)
Cash flow from financing activities	(9,657)	(53,582)
Effect of exchange rate changes on cash and cash equivalent	4,269	4,701
Net decrease in cash and cash equivalent	(56,707)	(104,167)
Cash and cash equivalent at beginning of period	310,592	361,132
Cash and cash equivalent at end of period	253,885	256,965

(1) Cash flow from operating activities

Net cash provided by operating activities for the first half decreased by ¥17,119 million to ¥71,772 million from the previous first half of ¥88,891 million. This was due mainly to a decrease in net income by ¥18,335 million to ¥24,214 million compared with the previous first half.

(2) Cash flow from investing activities

Net cash used in investing activities in the first half decreased by ¥21,086 million to ¥123,091 million from the previous first half of ¥144,177 million. This was due mainly to increases in proceeds from sales of investment securities and an investment in an affiliate, which exceeded increases in payments for purchases of investment securities and property, plant, equipment and intangible assets.

(3) Cash flow from financing activities

Net cash used in financing activities for the first half decreased by ¥43,925 million to ¥9,657 million from the previous first half of ¥53,582 million. This was due mainly to a significant decrease in payments of long-term debt.

3. Capital Expenditures and Depreciation

(Yen in millions)
	Six Months Ended September 30,				Increase (Decrease) (%)
	2005		2004
	Amount	% to net sales	Amount	% to net sales
Capital expenditures	52,021	9.5%	28,631	4.8%	81.7
Depreciation	28,082	5.2%	27,296	4.5%	2.9

In this first half, Kyocera made aggressive capital expenditures including the establishment of new production bases and the expansion of production capability in order to expand organic packages, solar energy products and so on in the future. Due to these factors, capital expenditures for the first half increased significantly compared with the previous first half.

4. Non-Consolidated Financial Results

(Yen in millions)
	Six Months Ended September 30,		Increase (Decrease) (%)
	2005	2004
Net sales	220,901	250,463	(11.8)
Profit from operations	12,383	21,297	(41.9)
Recurring profit	26,903	34,937	(23.0)
Net income	31,865	20,512	55.3

5. Business Risk

Please see “Forward-Looking Statements” on page 21 for details of business risk.

Business Outlook

1. Consolidated Forecasts for the Year Ending March 31, 2006 (Announced on October 27, 2005)

Kyocera has made the following revisions to forecasts for the fiscal year ending March 31, 2006 (April 1, 2005 to March 31, 2006), which was announced on April 27, 2005.

(Yen in millions, except per share amounts and exchange rates)
	Forecast for FY2006 announced on		Result for FY2005	Increase (Decrease) to the result for FY2005 (%)
	October 27, 2005	April 27, 2005
Net sales	1,200,000	1,240,000	1,180,655	1.6
Profit from operations	105,000	124,000	100,968	4.0
Income before income taxes	125,000	135,000	107,530	16.2
Net income	73,000	81,000	45,908	59.0
Diluted earnings per share	389.34	432.00	244.81	—
Average US$ exchange rate	108	106	108	—
Average Euro exchange rate	132	129	135	—

Notes:

1.	The above forecast of earnings per share announced on April 27, 2005 is re-computed in July 2005 based on the diluted average number of shares outstanding during the three months ended June 30, 2005.
2.	The above forecasts of exchange rates announced on April 27, 2005 are revised in July 2005, however, the forecasts for the sales and profits were not changed at that time because the impact of the change of the exchange rates were so slight.

< Consolidated Forecasts by Reporting Segments >

Consolidated forecasts by reporting segments are revised, accordingly, as follows,

(Yen in millions)

	Forecast for FY2006 announced on		Result for FY2005	Increase (Decrease) to the result for FY2005 (%)
	October 27, 2005	April 27, 2005
Net sales	1,200,000	1,240,000	1,180,655	1.6
Total components business	575,000	596,000	558,547	2.9
Fine Ceramic Parts Group	68,000	75,000	73,711	(7.7)
Semiconductor Parts Group	134,000	139,000	127,960	4.7
Applied Ceramic Products Group	115,000	124,000	93,879	22.5
Electronic Device Group	258,000	258,000	262,997	(1.9)
Total equipment business	512,000	535,000	527,839	(3.0)
Telecommunications Equipment Group	245,000	268,000	250,918	(2.4)
Information Equipment Group	251,000	243,000	241,145	4.1
Optical Equipment Group	16,000	24,000	35,776	(55.3)
Others	127,000	131,000	118,040	7.6
Adjustments and eliminations	(14,000)	(22,000)	(23,771)	—

				(Yen in millions)

	Forecast for FY2006 announced on		Result for FY2005	Increase (Decrease) to the result for FY2005 (%)
	October 27, 2005	April 27, 2005
Operating profit	108,000	130,000	100,520	7.4
Total components business	72,000	81,000	81,620	(11.8)
Fine Ceramic Parts Group	10,500	10,500	11,535	(9.0)
Semiconductor Parts Group	16,500	18,000	17,550	(6.0)
Applied Ceramic Products Group	18,500	21,500	17,129	8.0
Electronic Device Group	26,500	31,000	35,406	(25.2)
Total equipment business	24,000	35,000	5,881	308.1
Telecommunications Equipment Group	(1,000)	7,000	(14,918)	—
Information Equipment Group	30,500	30,000	36,186	(15.7)
Optical Equipment Group	(5,500)	(2,000)	(15,387)	—
Others	12,000	14,000	13,019	(7.8)

Corporate and others	17,000	5,000	7,010	142.5
Income before income taxes	125,000	135,000	107,530	16.2

With regard to the business environment in the second half, component demand is projected to increase compared with the first half in line with expected new digital consumer products for the Christmas season. Meanwhile, the decline in component prices is expected to ease somewhat compared with the first half due to an improved demand-supply situation. Accordingly, Kyocera expects to be able to increase profitability in the components business in the second half compared with the first half. The equipment business is forecast to have improved profitability compared with the first half due to sales growth in PHS-related products, information equipment, and particularly mobile handsets overseas.

Nevertheless, component prices on the whole are projected to decline more than previous estimates, on a full-year basis. Also, sales of mobile handsets and PHS-related products overseas are expected to fall short of previous estimates. As a result, consolidated net sales are forecast to fall below previous estimates by ¥40 billion. This in turn means that profits are also forecast to drop short of previous estimates.

2. Non-Consolidated Forecasts for the Year Ending March 31, 2006 (Announced on October 27, 2005)

(Yen in millions)

	Forecast for FY2006 announced on		Result for FY2005	Increase (Decrease) to the result for FY2005 (%)
	October 27, 2005	April 27, 2005
Net sales	477,000	513,000	493,271	(3.3)
Profit from operations	33,000	37,000	33,822	(2.4)
Recurring profit	60,000	64,000	66,434	(9.7)
Net income	57,000	45,000	34,327	66.1

Note: Forward-Looking Statements

Certain of the statements made in this document are forward-looking statements (within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934), which are based on our current assumptions and beliefs in light of the information currently available to us. These forward-looking statements involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors include, but are not limited to: general economic conditions in our markets, which are primarily Japan, North America, Europe, and Asia, including in particular China; changes in exchange rates, particularly between the yen and the U.S. dollar and euro, respectively, in which we make significant sales; our ability to launch innovative products and otherwise meet the advancing technical requirements of our customers, particularly in the highly competitive markets for ceramics, semiconductor parts and electronic components; and the extent and pace of future growth or contraction in information technology-related markets around the world, including those for communications and personal computers; fluctuations in the value of securities and other assets held by us and changes in accounting principles; business performance of other companies with which we maintain business alliances; laws and regulations relating to the taxation, and to manufacturing and trade; events that may impact negatively on our markets or supply chain, including terrorist acts and outbreaks of diseases; and the occurrence of natural disasters, such as earthquakes, in locations where our manufacturing and other key business facilities are located. Such risks, uncertainties and other factors may cause our actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements included in this document.

CONSOLIDATED BALANCE SHEETS

	Yen in millions
	September 30, 2005		March 31, 2005		September 30, 2004
	Amount	%	Amount	%	Amount	%
Current assets :
Cash and cash equivalents	¥253,885		¥310,592		¥256,965
Short-term investments	94,526		34,938		74,262
Trade notes receivable	25,439		29,552		33,549
Trade accounts receivable	196,743		201,374		211,504
Short-term finance receivables	42,194		40,801		42,820
Less allowances for doubtful accounts and sales returns	(7,919)		(7,981)		(7,569)
Inventories	200,607		213,411		239,612
Deferred income taxes	38,985		38,659		39,408
Other current assets	29,136		34,229		31,207

Total current assets	873,596	46.9	895,575	51.3	921,758	51.6

Non-current assets :
Investments in and advances to affiliates and unconsolidated subsidiaries	12,037		30,623		24,240
Securities and other investments	539,423		430,437		440,844

Total investments and advances	551,460	29.6	461,060	26.4	465,084	26.0

Long-term finance receivables	74,247	4.0	66,427	3.8	73,477	4.1

Property, plant and equipment, at cost :
Land	58,553		55,210		55,021
Buildings	241,692		225,964		223,956
Machinery and equipment	680,879		656,780		642,657
Construction in progress	13,679		14,384		9,815
Less accumulated depreciation	(713,078)		(693,341)		(675,190)

	281,725	15.1	258,997	14.9	256,259	14.4

Goodwill	30,727	1.7	28,110	1.6	28,589	1.6
Intangible assets	30,124	1.6	15,847	0.9	17,495	1.0
Other assets	21,049	1.1	19,503	1.1	22,843	1.3

Total non-current assets	989,332	53.1	849,944	48.7	863,747	48.4

Total assets	¥1,862,928	100.0	¥1,745,519	100.0	¥1,785,505	100.0

	Yen in millions
	September 30, 2005			March 31, 2005			September 30, 2004
	Amount		%	Amount		%	Amount		%
Current liabilities :
Short-term borrowings		¥67,422			¥66,556			¥78,044
Current portion of long-term debt		53,123			44,051			4,406
Trade notes and accounts payable		90,713			86,872			120,646
Other notes and accounts payable		50,208			34,690			36,232
Accrued payroll and bonus		36,769			34,821			35,725
Accrued income taxes		25,137			31,180			23,641
Other accrued expenses		31,143			28,849			30,029
Other current liabilities		17,595			17,338			17,223

Total current liabilities		372,110	20.0		344,357	19.7		345,946	19.4

Non-current liabilities :
Long-term debt		25,920			33,557			70,743
Accrued pension and severance costs		27,397			31,166			36,929
Deferred income taxes		123,151			96,345			89,680
Other non-current liabilities		11,595			4,761			5,386

Total non-current liabilities		188,063	10.1		165,829	9.5		202,738	11.3

Total liabilities		560,173	30.1		510,186	29.2		548,684	30.7

Minority interests in subsidiaries		61,060	3.3		60,482	3.5		59,173	3.3

Stockholders’ equity :
Common stock		115,703			115,703			115,703
Additional paid-in capital		162,060			162,061			162,087
Retained earnings		931,468			916,628			918,894
Accumulated other comprehensive income		63,890			11,839			12,262
Treasury stock, at cost		(31,426)			(31,380)			(31,298)

Total stockholders’ equity		1,241,695	66.6		1,174,851	67.3		1,177,648	66.0

Total liabilities, minority interests and stockholders’ equity		¥1,862,928	100.0		¥1,745,519	100.0		¥1,785,505	100.0

Note 1: Accumulated other comprehensive income is as follows:
	Yen in millions
	September 30, 2005			March 31, 2005			September 30, 2004
Net unrealized gains on securities	¥		84,536	¥		42,461	¥		39,996
Net unrealized losses on derivative financial instruments	¥		(13)	¥		(27)	¥		(22)
Minimum pension liability adjustments	¥		(1,629)	¥		(1,629)	¥		(1,477)
Foreign currency translation adjustments	¥		(19,004)	¥		(28,966)	¥		(26,235)

Note 2:	Applying Opinion of the Accounting Principles Board No.18, “The Equity Method of Accounting for Investments in Common Stock” to the newly increased affiliate accounted for by the equity method, the previous years’ consolidated financial statements have been adjusted for the change.

CONSOLIDATED STATEMENTS OF INCOME

	Yen in millions, except per share amounts
	Six months ended September 30,				Increase (Decrease)	Year ended March 31,
	2005		2004			2005
	Amount	%	Amount	%	%	Amount	%
Net sales	¥545,258	100.0	¥600,562	100.0	(9.2)	¥1,180,655	100.0
Cost of sales	391,867	71.9	429,643	71.5	(8.8)	855,067	72.4

Gross profit	153,391	28.1	170,919	28.5	(10.3)	325,588	27.6
Selling, general and administrative expenses	118,042	21.6	108,827	18.2	8.5	224,620	19.0

Profit from operations	35,349	6.5	62,092	10.3	(43.1)	100,968	8.6
Other income or expenses :
Interest and dividend income	3,886	0.7	2,728	0.5	42.4	6,396	0.5
Interest expense	(633)	(0.1)	(613)	(0.1)	—	(1,275)	(0.1)
Foreign currency transaction gains and losses, net	(91)	(0.0)	2,096	0.3	—	2,618	0.2
Equity in (losses) earnings of affiliates and unconsolidated subsidiaries	(236)	(0.1)	582	0.1	—	(1,678)	(0.1)
Gain on sale of investment in an affiliate	6,931	1.3	—	—	—	—	—
Other, net	929	0.2	368	0.1	152.4	501	0.0

Total other income	10,786	2.0	5,161	0.9	109.0	6,562	0.5

Income before income taxes and minority interests	46,135	8.5	67,253	11.2	(31.4)	107,530	9.1
Income taxes	20,449	3.8	22,748	3.8	(10.1)	58,480	4.9

Income before minority interests	25,686	4.7	44,505	7.4	(42.3)	49,050	4.2
Minority interests	(1,472)	(0.3)	(1,956)	(0.3)	—	(3,142)	(0.3)

Net income	¥24,214	4.4	¥42,549	7.1	(43.1)	¥45,908	3.9

Earnings per share:
Net income:
Basic	¥129.16		¥226.94			¥244.86
Diluted	¥129.15		¥226.85			¥244.81
Weighted average number of shares of common stock outstanding (shares in thousands) :
Basic	187,478		187,492			187,489
Diluted	187,497		187,569			187,528

Notes:

1.	Kyocera applies the Statement of Financial Accounting Standards Board (SFAS) No.130, “Financial Reporting of Comprehensive Income.” Based on this standard, comprehensive income for the six months ended September 30, 2005 and 2004 was an increase of 76,265 million yen and an increase of 32,765 million yen, respectively.
2.	Earnings per share amounts were computed based on SFAS No.128, “Earnings per Share.” Under SFAS No.128, basic earnings per share was computed based on the average number of shares of common stock outstanding during each period and diluted earnings per share assumed the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(Yen in millions and shares in thousands)
(Number of shares of common stock)	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Comprehensive income
Balance at March 31, 2004 (187,484) as previously reported	¥115,703	¥162,091	¥885,262	¥22,046	¥(31,356)
Adjustment prior to March 31, 2004			(3,293)
Balance at March 31, 2004 (187,484) as adjusted	115,703	162,091	881,969	22,046	(31,356)

Net income for the year			45,908			¥45,908
Other comprehensive income				(10,207)		(10,207)

Total comprehensive income for the year						¥35,701

Cash dividends			(11,249)
Purchase of treasury stock (21)					(170)
Reissuance of treasury stock (18)		(5)			146
Stock option plan of a subsidiary		(25)

Balance, March 31, 2005 (187,481)	115,703	162,061	916,628	11,839	(31,380)

Net income for the period			24,214			¥24,214
Other comprehensive income				52,051		52,051

Total comprehensive income for the period						¥76,265

Cash dividends			(9,374)
Purchase of treasury stock (10)					(77)
Reissuance of treasury stock (4)		(1)			31

Balance, September 30, 2005 (187,475)	¥115,703	¥162,060	¥931,468	¥63,890	¥(31,426)

(Yen in millions and shares in thousands)
(Number of shares of common stock)	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Comprehensive income
Balance at March 31, 2004 (187,484) as previously reported	¥115,703	¥162,091	¥885,262	¥22,046	¥(31,356)
Adjustment prior to March 31, 2004			(3,293)
Balance at March 31, 2004 (187,484) as adjusted	115,703	162,091	881,969	22,046	(31,356)

Net income for the period			42,549			¥42,549
Other comprehensive income				(9,784)		(9,784)

Total comprehensive income for the period						¥32,765

Cash dividends			(5,624)
Purchase of treasury stock (8)					(74)
Reissuance of treasury stock (16)		(4)			132

Balance, September 30, 2004 (187,492) as adjusted	¥115,703	¥162,087	¥918,894	¥12,262	¥(31,298)

Note :	As a result of an increase in an affiliated company accounted for by the equity method in the year ended March 31, 2005, the financial data on Balance at March 31, 2004 and at September 30, 2004 have been adjusted as if the equity method had been applied at inception in accordance with Accounting Principles Board Opinion No.18, “The Equity Method of Accounting for Investments in Common Stock.”

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Yen in millions
	Six months ended September 30,		Year ended March 31,
	2005	2004	2005
Cash flows from operating activities:
Net income	¥24,214	¥42,549	¥45,908
Adjustments to reconcile net income to net cash provided by operating activities :
Depreciation and amortization	31,763	31,089	65,909
Write-down of inventories	4,303	7,493	10,405
Gain on sale of investment in an affiliate	(6,931)	—	—
Decrease in receivables	7,771	50,272	68,558
Decrease (increase) in inventories	10,417	(44,324)	(25,598)
Increase (decrease) in notes and accounts payable	5,317	3,222	(31,914)
Other, net	(5,082)	(1,410)	12,255

Net cash provided by operating activities	71,772	88,891	145,523

Cash flows from investing activities :
Payments for purchases of securities	(76,743)	(60,340)	(92,087)
Payments for purchases of investments and advances	(127)	(452)	(11,858)
Sales and maturities of securities	38,539	19,929	49,674
Proceeds from sales of investment in an affiliate	24,133	—	—
Payments for purchases of property, plant and equipment, and intangible assets	(49,655)	(30,574)	(64,201)
Proceeds from sales of property, plant and equipment, and intangible assets	1,933	1,982	2,920
Acquisitions of businesses, net of cash acquired	—	(2,794)	(2,794)
Deposit of negotiable certificate of deposits and time deposits	(77,056)	(72,600)	(112,903)
Withdrawal of negotiable certificate of deposits and time deposits	18,121	516	95,220
Other, net	(2,236)	156	3,535

Net cash used in investing activities	(123,091)	(144,177)	(132,494)

Cash flows from financing activities :
Increase (decrease) in short-term debt	367	(7,047)	(18,490)
Proceeds from issuance of long-term debt	4,783	8,662	21,077
Payments of long-term debt	(3,756)	(48,847)	(58,720)
Dividends paid	(10,447)	(6,409)	(12,614)
Net purchases of treasury stock	(47)	55	(28)
Other, net	(557)	4	1,431

Net cash used in financing activities	(9,657)	(53,582)	(67,344)

Effect of exchange rate changes on cash and cash equivalents	4,269	4,701	3,775

Net decrease in cash and cash equivalents	(56,707)	(104,167)	(50,540)
Cash and cash equivalents at beginning of period	310,592	361,132	361,132

Cash and cash equivalents at end of period	¥253,885	¥256,965	¥310,592

SUPPLEMENTAL CASH FLOW INFORMATION

	Yen in millions
	Six months ended September 30,		Year ended March 31,
	2005	2004	2005
Cash paid during the period for :
Interest	¥917	¥1,277	¥2,331
Income taxes	31,586	18,165	40,055

Acquisitions of businesses :
Fair value of assets acquired	—	¥8,471	¥8,478
Fair value of liabilities assumed	—	(2,672)	(2,683)
Minority interests	—	(2,444)	(2,440)
Cash acquired	—	(561)	(561)

	—	¥2,794	¥2,794

SEGMENT INFORMATION

1. Operating segments :

	Yen in millions
	Six months ended September 30,		Increase (Decrease)	Year ended March 31,
	2005	2004		2005
	Amount	Amount	%	Amount
Net sales :
Fine Ceramic Parts Group	¥33,258	¥38,920	(14.5)	¥73,711
Semiconductor Parts Group	63,544	68,148	(6.8)	127,960
Applied Ceramic Products Group	55,752	44,991	23.9	93,879
Electronic Device Group	125,383	139,790	(10.3)	262,997
Telecommunications Equipment Group	91,084	132,357	(31.2)	250,918
Information Equipment Group	118,433	116,800	1.4	241,145
Optical Equipment Group	8,256	16,716	(50.6)	35,776
Others	59,034	56,193	5.1	118,040
Adjustments and eliminations	(9,486)	(13,353)	—	(23,771)

	¥545,258	¥600,562	(9.2)	¥1,180,655

Operating profit :
Fine Ceramic Parts Group	¥4,805	¥6,224	(22.8)	¥11,535
Semiconductor Parts Group	7,251	10,612	(31.7)	17,550
Applied Ceramic Products Group	9,337	7,563	23.5	17,129
Electronic Device Group	11,171	22,241	(49.8)	35,406
Telecommunications Equipment Group	(9,355)	(4,899)	—	(14,918)
Information Equipment Group	13,244	19,404	(31.7)	36,186
Optical Equipment Group	(4,049)	(7,357)	—	(15,387)
Others	4,704	6,160	(23.6)	13,019

	37,108	59,948	(38.1)	100,520

Corporate	9,170	6,683	37.2	8,683
Equity in (losses) earnings of affiliates and unconsolidated subsidiaries	(236)	582	—	(1,678)
Adjustments and eliminations	93	40	132.5	5

Income before income taxes	¥46,135	¥67,253	(31.4)	¥107,530

Depreciation and amortization :
Fine Ceramic Parts Group	¥1,937	¥2,023	(4.3)	¥4,320
Semiconductor Parts Group	4,349	3,869	12.4	8,922
Applied Ceramic Products Group	2,830	1,992	42.1	4,645
Electronic Device Group	10,144	10,134	0.1	21,723
Telecommunications Equipment Group	3,049	4,019	(24.1)	8,101
Information Equipment Group	5,245	4,195	25.0	8,953
Optical Equipment Group	944	1,245	(24.2)	2,909
Others	1,793	2,363	(24.1)	4,070
Corporate	1,472	1,249	17.9	2,266

Total	¥31,763	¥31,089	2.2	¥ 65,909

Capital expenditures :
Fine Ceramic Parts Group	¥2,442	¥1,851	31.9	¥4,394
Semiconductor Parts Group	15,484	3,365	360.1	7,111
Applied Ceramic Products Group	9,698	2,113	359.0	7,584
Electronic Device Group	8,884	10,320	(13.9)	19,453
Telecommunications Equipment Group	1,015	3,620	(72.0)	5,170
Information Equipment Group	6,633	3,539	87.4	11,751
Optical Equipment Group	111	1,799	(93.8)	2,248
Others	5,738	914	527.8	2,279
Corporate	2,016	1,110	81.6	3,186

Total	¥52,021	¥28,631	81.7	¥63,176

2. Geographic segments (Sales and Operating profits by geographic area) :

	Yen in millions
	Six months ended September 30,		Increase (Decrease)	Year ended March 31,
	2005	2004		2005
	Amount	Amount	%	Amount
Net sales:
Japan	¥234,653	¥259,600	(9.6)	¥525,432
Intra-group sales and transfer between geographic areas	153,233	164,220	(6.7)	314,149

	387,886	423,820	(8.5)	839,581

United States of America	127,527	166,827	(23.6)	307,490
Intra-group sales and transfer between geographic areas	11,007	13,711	(19.7)	25,299

	138,534	180,538	(23.3)	332,789

Asia	81,144	78,674	3.1	147,654
Intra-group sales and transfer between geographic areas	55,529	59,642	(6.9)	118,877

	136,673	138,316	(1.2)	266,531

Europe	89,666	86,288	3.9	180,604
Intra-group sales and transfer between geographic areas	16,593	15,313	8.4	30,475

	106,259	101,601	4.6	211,079

Others	12,268	9,173	33.7	19,475
Intra-group sales and transfer between geographic areas	3,783	3,921	(3.5)	7,559

	16,051	13,094	22.6	27,034

Adjustments and eliminations	(240,145)	(256,807)	—	(496,359)

	¥545,258	¥600,562	(9.2)	¥1,180,655

Operating Profits :
Japan	¥30,323	¥54,484	(44.3)	¥91,760
United States of America	(3,054)	5,793	—	2,091
Asia	5,864	8,636	(32.1)	13,055
Europe	533	(698)	—	(1,482)
Others	69	740	(90.7)	1,245

	33,735	68,955	(51.1)	106,669
Adjustments and eliminations	3,466	(8,967)	—	(6,144)

	37,201	59,988	(38.0)	100,525
Corporate	9,170	6,683	37.2	8,683
Equity in (losses) earnings of affiliates and unconsolidated subsidiaries	(236)	582	—	(1,678)

Income before income taxes	¥46,135	¥67,253	(31.4)	¥107,530

3. Geographic segments (Sales by region) :

	Yen in millions
	Six months ended September 30,				Increase (Decrease)		Year ended March 31,
	2005		2004				2005
	Amount	%	Amount	%	Amount	%	Amount	%
Japan	¥220,191	40.4	¥227,772	37.9	¥(7,581)	(3.3)	¥472,417	40.0
United States of America	112,642	20.7	130,505	21.7	(17,863)	(13.7)	248,333	21.0
Asia	91,643	16.8	116,357	19.4	(24,714)	(21.2)	203,848	17.3
Europe	87,848	16.1	83,906	14.0	3,942	4.7	175,850	14.9
Others	32,934	6.0	42,022	7.0	(9,088)	(21.6)	80,207	6.8

Net sales	¥545,258	100.0	¥600,562	100.0	¥(55,304)	(9.2)	¥1,180,655	100.0

Sales outside Japan	¥325,067		¥372,790		¥(47,723)	(12.8)	¥708,238
Sales outside Japan to net sales	59.6%		62.1%				60.0%

INVESTMENTS IN DEBT AND EQUITY SECURITIES

Available-for-sale securities are recorded at fair value, with unrealized gains and losses excluded from income and reported in other comprehensive income, net of tax. Held-to-maturity securities are recorded at amortized cost.

Investments in debt and equity securities as of September 30, 2005, March 31, 2005 and September 30, 2004, included in short-term investments (current assets) and in securities and other investments (non-current assets) are summarized as follows :

	Yen in millions
	September 30, 2005				March 31, 2005
	Cost	Aggregate fair values	Gross unrealized gains	Gross unrealized losses	Cost	Aggregate fair values	Gross unrealized gains	Gross unrealized losses
Available-for-sale securities :
Corporate debt securities	¥2,724	¥2,769	¥55	¥10	¥2,024	¥2,029	¥13	¥8
Other debt securities	101,653	101,490	87	250	73,886	73,773	199	312
Equity securities	272,147	414,354	142,264	57	272,006	343,208	71,448	246

Total available-for-sale securities	376,524	518,613	142,406	317	347,916	419,010	71,660	566

Held-to-maturity securities :
Other debt securities	33,224	32,834	—	390	22,900	22,545	—	355

Total held-to-maturity securities	33,224	32,834	—	390	22,900	22,545	—	355

Total investments in debt and equity securities	¥409,748	¥551,447	¥142,406	¥707	¥370,816	¥441,555	¥71,660	¥921

	September 30, 2004
	Cost	Aggregate fair values	Gross unrealized gains	Gross unrealized losses
Available-for-sale securities :
Corporate debt securities	¥1,728	¥1,723	¥6	¥11
Other debt securities	71,134	70,999	84	219
Equity securities	281,560	347,671	69,556	3,445

Total available-for-sale Securities	354,422	420,393	69,646	3,675

Held-to-maturity securities :
Other debt securities	17,650	17,598	—	52

Total held-to-maturity securities	17,650	17,598	—	52

Total investments in debt and equity securities	¥372,072	¥437,991	¥69,646	¥3,727

Note:	Cost represents amortized cost for debt securities and acquisition cost for equity securities. The cost basis of the individual securities is written down to fair value as a new cost basis when other-than-temporary impairment is recognized.

BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS

1. Scope of consolidation and application of the equity method :

Major consolidated subsidiaries:
AVX CORPORATION
KYOCERA WIRELESS CORPORATION
KYOCERA MITA CORPORATION
KYOCERA ELCO CORPORATION

Major affiliates accounted for by the equity method :
WILLCOM, INC.

2. Changes in scope of consolidation and application of the equity method :

Consolidation

(Increase)	2	KYOCERA ASIA PACIFIC(THAILAND)CO.,LTD. and another

(Decrease)	None

Equity method

(Increase)	None

(Decrease)	2	TAITO CORPORATION and another

3. Summary of significant accounting policies

Kyocera’s consolidated financial statements are in conformity with accounting principles generally accepted in the United States of America.

(1) Valuation of inventories

Finished goods and work in process are mainly stated at the lower cost of market, the cost being determined by the average method. All other inventories are mainly stated at the lower cost of market, the cost being determined by the first-in, first-out method.

(2) Valuation of securities

Kyocera adopts Statement of Financial Accounting Standards No.115, “Accounting for Certain Investments in Debt and Equity Securities.”

Held-to-maturity securities are recorded at amortized cost.

Available-for-sales securities are recorded at fair value, with unrealized gains and losses excluded from income and recorded in other comprehensive income, net of tax.

(3) Depreciation method of Property, Plant and Equipment

Depreciation is computed at rates based on the estimated useful lives of assets using the declining balance method.

(4) Goodwill and other intangible assets

Kyocera adopts Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets.”

Goodwill and intangible assets with indefinite useful lives are not amortized, but instead are tested for impairment at least annually.

Intangible assets with definite useful lives are amortized over their respective estimate useful lives.

(5) Accounting for allowance and accruals

Allowance for doubtful accounts :

Allowances for doubtful accounts are provided at an estimated amount of the past actual ratio of losses on bad debts.

Certain allowances are provided for estimated uncollectible receivables.

Accrued pension and severance cost:

Kyocera adopts Statement of Financial Accounting Standards No. 87, “Employers’ Accounting for Pensions”, pension and severence cost is accrued based on the projected benefit obligations and the fair value of plan assets at the balance sheet date. If the accumulated benefit obligation (i.e., obligations deducting an effect of future compensation levels from projected benefit obligations) exceeds the fair value of plan assets, a minimum pension liability equal to this difference is reflected in the consolidated balance sheets by recognizing an additional minimum pension liability. Unrecognized prior service cost is amortized by the straight-line method over the average remaining service period of employees. Unrecognized actuarial loss is recognized by amortizing a portion in excess of a corridor (i.e., 10% of the greater of the projected benefit obligations or the fair value of plan assets) by the straight-line method over the average remaining service period of employees.

Non-Consolidated Results of Kyocera Corporation (parent company)

for the Six Months Ended September 30, 2005

The interim non-consolidated financial statements are in conformity with accounting principles generally accepted in Japan.

Date of the board of directors’ meeting for the interim results : October 27, 2005

Payment	date of interim dividends : December 5, 2005

1. Results for the six months ended September 30, 2005 :

(1) Results of operations :

	Japanese yen
	Six months ended September 30,		Year ended March 31,
	2005	2004	2005
Net sales	¥220,901 million	¥250,463 million	¥493,271 million
% change from the previous period	(11.8)%	5.3%
Profit from operations	12,383 million	21,297 million	33,822 million
% change from the previous period	(41.9)%	21.2%
Recurring profit	26,903 million	34,937 million	66,434 million
% change from the previous period	(23.0)%	33.5%
Net income	31,865 million	20,512 million	34,327 million
% change from the previous period	55.3%	26.9%

Earnings per share	¥169.97	¥109.40	¥182.77

Notes :
1. Average number of common stock outstanding during the period :
Six months ended September 30, 2005	187,478,104 shares
Six months ended September 30, 2004	187,492,144 shares
Year ended March 31, 2005	187,488,658 shares

2. Change in accounting policies :	None

(2) Dividend information :

	Japanese yen
	Six months ended September 30,		Year ended March 31,
	2005	2004	2005
Interim dividends per share	¥50.00	¥30.00	—
Annual dividends per share	—	—	¥80.00

(3) Financial Condition :

	Japanese yen
	September 30,		March 31,
	2005	2004	2005
Total assets	¥1,343,060 million	¥1,233,908 million	¥1,232,069 million
Stockholders’ equity	1,100,768 million	1,025,776 million	1,036,744 million

Stockholders’ equity to total assets	82.0%	83.1%	84.1%

Stockholders’ equity per share	¥5,871.53	¥5,471.05	¥5,529.54

Notes : Total number of shares outstanding as of :
September 30, 2005	187,475,323 shares
September 30, 2004	187,491,883 shares
March 31, 2005	187,481,084 shares

Total number of treasury stock as of :
September 30, 2005	3,833,967 shares
September 30, 2004	3,817,407 shares
March 31, 2005	3,828,206 shares

2. Forecast for the year ending March 31, 2006 :

Japanese yen
Year ending March 31, 2006
Net sales	¥477,000 million
Recurring profit	60,000 million
Net income	57,000 million
Annual dividends per share	100.00
(Year-end dividends per share)	50.00

Note : Forecast for annual earnings per share:	¥303.72

With regard to forecasts set forth above, please refer to the accompanying “Forward Looking Statements” on page 21.

BALANCE SHEETS

	Yen in millions
	September 30, 2005		March 31, 2005		September 30, 2004
	Amount	%	Amount	%	Amount	%
Current assets :
Cash and bank deposits	¥142,633		¥154,347		¥158,313
Trade notes receivable	39,963		40,249		45,630
Trade accounts receivable	84,134		90,666		88,650
Marketable securities	208		12,606		1,517
Finished goods and merchandise	17,450		15,483		23,840
Raw materials	18,353		21,663		24,128
Work in process	18,710		20,217		19,676
Supplies	553		625		532
Deferred income taxes	15,144		12,525		10,879
Short-term loans to subsidiaries	2,191		3,766		3,343
Other accounts receivable	7,302		5,413		5,884
Other current assets	1,913		1,004		831
Allowances for doubtful accounts	(133)		(139)		(140)

Total current assets	348,421	25.9	378,425	30.7	383,083	31.0

Non-current assets :
Tangible fixed assets :
Buildings	36,411		33,378		34,569
Structures	2,165		2,131		2,185
Machinery and equipment	40,804		36,706		35,250
Vehicles	30		27		31
Tools, furniture and fixtures	7,578		7,652		8,677
Land	33,323		32,277		31,972
Construction in progress	5,783		1,958		985

Total tangible fixed assets	126,094	9.4	114,129	9.3	113,669	9.2

Intangible assets :
Patent rights and others	11,234		2,192		2,651

Total intangible assets	11,234	0.8	2,192	0.2	2,651	0.2

Investments and other assets :
Investments in securities	519,536		407,221		424,972
Investments in subsidiaries and affiliates	278,675		284,996		263,362
Investments in subsidiaries and affiliates other than equity securities	27,033		23,254		23,063
Long-term loans	31,581		19,744		19,797
Long-term prepaid expenses	4,296		5,035		5,882
Security deposits	1,922		2,173		2,236
Other investments	569		5,700		5,733
Allowances for doubtful accounts	(351)		(4,850)		(4,590)
Allowances for impairment loss on securities	(5,950)		(5,950)		(5,950)

Total investments and other assets	857,311	63.9	737,323	59.8	734,505	59.6

Total non-current assets	994,639	74.1	853,644	69.3	850,825	69.0

Total assets	¥1,343,060	100.0	¥1,232,069	100.0	¥1,233,908	100.0

	Yen in millions
	September 30, 2005		March 31, 2005		September 30, 2004
	Amount	%	Amount	%	Amount	%
Current liabilities :
Trade accounts payable	¥45,926		¥42,602		¥59,572
Current portion of long-term debt	—		—		0
Other payables	25,250		13,737		12,645
Accrued expenses	5,799		6,165		6,399
Income taxes payables	10,700		13,800		8,401
Deposits received	2,519		2,845		2,378
Accured bonuses	9,849		9,215		10,035
Provision for warranties	332		493		411
Provision for sales returns	208		232		189
Other current liabilities	669		680		494

Total current liabilities	101,252	7.5	89,769	7.3	100,524	8.2

Non-current liabilities :
Long-term debt	—		—		0
Long-term accounts payable	5,026		—		—
Deferred income taxes	115,828		83,376		79,215
Accrued pension and severance costs	19,046		20,789		26,989
Directors’ retirement allowance	820		1,078		1,024
Other non-current liabilities	320		313		380

Total non-current liabilities	141,040	10.5	105,556	8.6	107,608	8.7

Total liabilities	242,292	18.0	195,325	15.9	208,132	16.9

Stockholder’s equity

Common stock	115,703	8.6	115,703	9.4	115,703	9.3
Additional paid-in capital	192,555	14.3	192,555	15.6	192,555	15.6

Retained earnings:
Legal reserves	17,207		17,207		17,207
General reserve	558,721		541,139		541,140
Unappropriated retained earnings	41,838		36,990		28,800

Total retained earnings	617,766	46.0	595,336	48.3	587,147	47.6

Net unrealized gain on other securities	206,169	15.4	164,530	13.3	161,669	13.1

Treasury stock, at cost	(31,425)	(2.3)	(31,380)	(2.5)	(31,298)	(2.5)

Total stockholders’ equity	1,100,768	82.0	1,036,744	84.1	1,025,776	83.1

Total liabilities and stockholders’ equity	¥1,343,060	100.0	¥1,232,069	100.0	¥1,233,908	100.0

STATEMENTS OF INCOME

	Yen in millions
	Six months ended September 30,				Increase (Decrease)	Year ended March 31,
	2005		2004			2005
	Amount	%	Amount	%	%	Amount	%
Net sales	¥220,901	100.0	¥250,463	100.0	(11.8)	¥493,271	100.0
Cost of sales	174,053	78.8	194,313	77.6	(10.4)	390,348	79.1

Gross profit	46,848	21.2	56,150	22.4	(16.6)	102,923	20.9
Selling, general and administrative expenses	34,465	15.6	34,853	13.9	(1.1)	69,101	14.0

Profit from operations	12,383	5.6	21,297	8.5	(41.9)	33,822	6.9

Non-operating income :
Interest and dividend income	13,557	6.1	12,512	5.0	8.3	28,083	5.7
Foreign currency transaction gains, net	306	0.2	497	0.2	(38.4)	1,445	0.3
Other non-operating income	3,078	1.4	3,513	1.4	(12.4)	8,510	1.7

Total non-operating income	16,941	7.7	16,522	6.6	2.5	38,038	7.7

Non-operating expenses :
Interest expense	2	0.0	2	0.0	(7.3)	15	0.0
Other non-operating expenses	2,419	1.1	2,880	1.2	(16.0)	5,411	1.1

Total non-operating expenses	2,421	1.1	2,882	1.2	(16.0)	5,426	1.1

Recurring profit	26,903	12.2	34,937	13.9	(23.0)	66,434	13.5
Non-recurring gain	22,252	10.1	67	0.0	—	2,187	0.4
Non-recurring loss	5,153	2.4	9,277	3.6	(44.5)	12,738	2.6

Income before income taxes	44,002	19.9	25,727	10.3	71.0	55,883	11.3
Income taxes – current	11,248	5.1	6,255	2.5	79.8	9,320	1.9
Income taxes – previous years	—	—	—	—	—	12,748	2.5
Income taxes – deferred	889	0.4	(1,040)	(0.4)	—	(512)	(0.1)

Net income	31,865	14.4	20,512	8.2	55.3	34,327	7.0

Unappropriated retained earnings brought forward from the previous year	9,974		8,293			8,293
Net realized loss on treasury stock, at cost	1		5			5
Interim dividends	—		—			5,625

Unappropriated retained earnings at the end of the period	¥41,838		¥28,800			¥36,990

Summary of significant accounting policies :

1. Valuation of assets :

(1) Securities :

Held-to-maturity securities :	Amortized cost method

Investments in subsidiaries and affiliates:	Cost determined by the moving average method

Other securities

Marketable :	Based on market price of the closing date of the interim financial period (Unrealized gains and losses on those securities are reported in the stockholders’ equity and cost is determined by the moving average method.)
Non-marketable :	Cost determined by the moving average method

(2) Derivatives instruments : Mark-to-market method

(3) Inventories :

Finished good, merchandise and work in process :

Finished goods and work in process are stated at the lower of cost or market, the cost being determined by the average method. Merchandise are stated at the lower of cost or market, the cost being determined by the last purchase method.

Raw materials and supplies :

Raw materials and supplies, except those for telecommunications equipment, are valued at cost, the cost being determined by the last purchase method.

Raw materials for telecommunications equipment are valued at cost, the cost being determined by the first-in, first-out method.

2. Depreciation of fixed assets :

Tangible fixed assets :

Depreciation is computed at rates based on the estimated useful lives of assets using the declining balance method.

The principal estimated useful lives are as follows:

Building and structures	2 to 25 years
Machinery and equipment, and Tools, furniture and fixtures	2 to 10 years

Intangible fixed assets :

Amortization is computed at rates based on the estimated useful lives of assets using the straight-line method.

3. Accounting for allowance and accruals :

Allowances for doubtful accounts :

Allowances for doubtful accounts are provided at an estimated amount of the past actual ratio of losses on bad debts.

Certain allowances are provided for estimated uncollectible receivables.

Allowances for impairment losses on investments :

Allowances for impairment losses on investments are provided at an estimated uncollectible amount of investments in subsidiaries or affiliates.

Accrued bonuses :

Accrued bonuses are provided based upon the amounts expected to be paid which is determined by actual payment of previous year.

Warranty reserves

Warranty reserves are provided based upon the estimated after-service costs to be paid during warranty periods, which is determined by actual payment of past years, for communication equipment and optical instruments.

Allowances for sales return

Allowances for sales return are provided based upon the estimated loss on returned products, which is determined by the historical experience of sales returns.

Accrued pension and severance costs :

Pension and severance costs are recognized based on projected benefit obligation and plan assets at the year end.

Past service liability is amortized over estimated average remaining service period of employees by using the straight-line method.

Actuarial gains or losses are amortized over estimated average remaining service period of employees by using the straight-line method following the year incurred.

Retirement allowance for Directors and Corporate Auditors

Retirement allowances for Directors and Corporate Auditors are provided at an estimated amount in accordance with Kyocera Corporation’s internal reguation.

4. Lease transactions :

Finance lease other than those which are deemed to transfer the ownership of leased assets to lessees are accounted for by the method similar to that applicable to an ordinary operating lease.

5. Income taxes for the interim periods:

Calculation of deferred income taxes and income tax payables for the interim periods included estimated amounts of addition and reversal of reserve for special depreciation which will be made within appropriation of retained earnings for the year-end.

6. Cosumption tax:

The consumption tax withheld upon sale and the consumption tax paid for purchases of goods and services are not included in the amounts of respective revenue and cost or expense items in the accompanying statements of income.

New	Accounting Standard

Accounting standard for an imparment of tangible and intangible fixed assets

The accounting standard for an impairment of tangible and intangible fixed assets was effective for fiscal years beginning on or after April 1, 2005. As a result of adopting the new accounting standard for an impairment of tangible and intangible fixed assets, there was no impact on the non-consolidated result of operation and financial condition.

Notes to the balance sheets :

	Yen in millions
	September 30, 2005	March 31, 2005	September 30, 2004
(1) Accumulated depreciation of tangible fixed assets	¥310,429	¥308,347	¥299,555

(2) Equity security pledged as collateral
Investments in WILLCOM, INC.	¥17,812	¥17,812	—
Corresponding liability
WILLCOM, INC.’s long-term debt from financial institutions *	¥121,615	¥166,815	—

* All capital investors of WILLCOM INC. pledge their investment in equity security as collateral for this long-term debt.

(3) Guarantees :
Guarantee in the form of commitment	¥1,293	¥1,390	¥1,545

Guarantee in the form of letters of awareness	¥6,517	¥6,976	¥7,086

(4) Temporary paid consumption tax and the temporary received consumption tax are offset and included in other accounts receivables on the balance sheets.

Notes to the statements of income :

(1)	Major items in non-recurring gain and loss :

	Yen in millions
	Six months ended September 30,		Year ended March 31,
	2005	2004	2005
1) Non-recurring gain :
Gain on sale of investment in an affiliate	¥17,593	—	—
Reversal of allowance for doubtful accounts for a subsidiary	¥4,505	—	—
Gain on disposal of tangible fixed assets	¥115	¥63	¥170
Gain on sale of investment securities	¥30	—	—
Gain on disposal of investment securities	¥8	—	¥1,994
Reversal of allowance for doubtful accounts	¥1	¥4	¥10

2) Non-recurring loss :
Loss on devaluation of investment in a subsidiary	¥4,437	¥4,141	¥4,141
Loss on disposal of tangible fixed assets	¥367	¥784	¥1,222
Loss on devaluation of investment in securities	¥281	¥78	¥2,817
Allowance for doubtfull accounts for a subsidiary	—	¥4,272	¥4,503

(2) Depreciation and amortization :

	Yen in millions
	Six months ended September 30,		Year ended March 31,
	2005	2004	2005
Tangible fixed assets	¥10,600	¥10,841	¥23,987
Intangible assets	¥986	¥814	¥1,438

Note for marketable securities:

Market	value for investment in subsidiaries and affiliates:

	Yen in millions
	September 30, 2005
	Carrying Amount	Market value	Difference
Investment in subsidiaries	¥65,904	¥174,135	¥108,231

	Yen in millions
	March 31, 2005
	Carrying Amount	Market value	Difference
Investment in subsidiaries	¥65,904	¥158,739	¥92,835
Investment in affiliates	¥6,541	¥18,257	¥11,716

	¥72,445	¥176,996	¥104,551

	Yen in millions
	September 30, 2004
	Carrying Amount	Market value	Difference
Investment in subsidiaries	¥65,904	¥158,839	¥92,935
Investment in affiliates	¥6,541	¥21,055	¥14,514

	¥72,445	¥179,894	¥107,449

[Translation]

October 27, 2005

Name of Listed Company:	Kyocera Corporation

Name of Representative:	Makoto Kawamura, President and Director

(Code number: 6971; First Section of the Tokyo Stock Exchange;
First Section of the Osaka Securities Exchange)

Person for Inquiry:	Akihiko Toyotani
General Manager, Finance Division
(Tel: 075-604-3500)

Notice regarding Interim Dividend relating to the Fiscal Period Ending March 31, 2006

This is to advise you that Kyocera Corporation (the “Company”) resolved at the meeting of its Board of Directors held on October 27, 2005 to pay an interim dividend per share for the fiscal period ending March 31, 2006 as follows:

1. Reason for revision to increase amount of interim dividend (as compared to previous semi-annual fiscal period)

Since the payment of its year-end dividend relating to the fiscal period ended March 31, 2005, the Company has adopted a new dividend policy to establish a greater linkage between the amount of dividends and its performance. In particular, the Company will determine the amount of its dividends based on an overall assessment that will take into consideration capital expenditures necessary for the further development of Kyocera Group from a medium to long-term perspective, while nevertheless aiming for a dividend ratio on a consolidated basis of approximately 20-25%.

As announced today, the consolidated results of the Company for the semi-annual fiscal period ended September 30, 2005 showed decreases in net sales and profits, as compared to the same period in the previous fiscal period. From the second half of the fiscal period, however, the performance of the component business is expected to improve due to a recovery of the digital consumer equipment market. It is also expected that the results of the equipment business will improve due to the effects of business restructuring undertaken by the Company to date and the launching of new products. As a result, net income per share is expected to be 389.34 yen per share for the full fiscal period, as announced today, and an annual dividend in the amount of 100 yen per share for the full fiscal period will constitute a payout ratio of 25.7%.

Taking into consideration the forecast of results for the full fiscal period and the dividend policy as set forth above, the Company will pay an interim dividend relating to the semi-annual fiscal period in the amount of 50 yen per share, which is an increase of 20 yen from the 30 yen per share amount of the interim dividend relating to the previous semi-annual fiscal period.

2. Substance of revision

Fiscal period ending March 31, 2006 (from April 1, 2005 to March 31, 2006)

Dividend per share

	Interim Dividend	Year-end Dividend	Annual Total Dividend
Forecast previously published (Published on April 27, 2005)	Not Announced	Not Announced	¥100
Revision made (Published on October 27, 2005)	¥50	¥50	¥100
(c.f.) Dividends for previous fiscal period (Annual Period ended March 31, 2005)	¥30	¥50	¥80

At the time of the announcement of results for the full fiscal period ended March 31, 2005, which was made on April 27, 2005, the Company also made an announcement forecasting an annual dividend relating to the period ending March 31, 2006 in the amount of 100 yen, but it did not make any announcement regarding the interim dividend. We are not, this time, making any change in the forecast of the amount of the annual dividend relating to the fiscal period ending March 31, 2006.

3. Commencement date of payment of interim dividend

December 5, 2005

Note: Forward-Looking Statements

Certain of the statements made in this document are forward-looking statements (within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934), which are based on our current assumptions and beliefs in light of the information currently available to us. These forward-looking statements involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors include, but are not limited to: general economic conditions in our markets, which are primarily Japan, North America, Europe, and Asia, including in particular China; changes in exchange rates, particularly between the yen and the U.S. dollar and euro, respectively, in which we make significant sales; our ability to launch innovative products and otherwise meet the advancing technical requirements of our customers, particularly in the highly competitive markets for ceramics, semiconductor parts and electronic components; and the extent and pace of future growth or contraction in information technology-related markets around the world, including those for communications and personal computers; fluctuations in the value of securities and other assets held by us and changes in accounting principles; business performance of other companies with which we maintain business alliances; laws and regulations relating to the taxation, and to manufacturing and trade; events that may impact negatively on our markets or supply chain, including terrorist acts and outbreaks of diseases; and the occurrence of natural disasters, such as earthquakes, in locations where our manufacturing and other key business facilities are located. Such risks, uncertainties and other factors may cause our actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements included in this document.